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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	tel: 1-212-450-6095 manuel.garciadiaz@davispolk.com
Confidential

October 2, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Our client, Cosan S.A., a sociedade por ações, or a stock corporation organized under the laws of Federative Republic of Brazil (“CSAN” or the “Registrant”), has submitted a draft initial Registration Statement on Form F-4 (the “Draft Initial Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Initial Registration Statement relates to a proposed registration of the offering of the Registrant’s common stock in connection with a proposed business combination transaction.

CSAN is proposing to enter into a reorganization under common control with its direct parent company, Cosan Limited (“CZZ”) and its sister company Cosan Logística S.A. (“CLOG”).

CZZ and its subsidiaries (the “CZZ Group”) form an energy and infrastructure conglomerate which, when taken together with its joint venture entities formed with Shell Brazil Holdings B.V. (i.e., Raízen Combustíveis S.A. and Raízen Energia S.A., collectively known as “Raízen”) is active in fuel distribution, sugar and ethanol production, natural gas distribution, railway-based logistics and lubricants. CSAN, CLOG and their respective subsidiaries are subsidiaries of CZZ. CSAN and its subsidiaries (the “CSAN Group”) are active in fuel distribution (through Raízen), sugar and ethanol production, natural gas distribution and lubricants. CLOG and its subsidiaries (the “CLOG Group”) are active in railway-based logistics. Both CSAN and CLOG are also publicly-traded on the São Paulo Stock Exchange (the B3 - Brasil Bolsa Balcão S.A.) (the “B3”) on the special New Market (Novo Mercado) segment under the ticker symbols “CSAN3” and “RLOG3” respectively. We refer to the CZZ Group, the CSAN Group and the CLOG Group together as the “Cosan Group.”

CZZ is a “foreign private issuer” in accordance with Rule 405 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). CZZ’s class A common shares are registered with the Commission and listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “CZZ.” As part of the reorganization, CZZ shareholders will exchange their shares in CZZ for American Depositary Receipts representing common shares of CSAN that will trade on the NYSE or Nasdaq. The shares of CSAN will trade on the B3.

U.S. Securities and Exchange Commission	2	October 2, 2020

CZZ is a holding company with no material assets other than its interests in CSAN and CLOG. Pursuant to the proposed transaction, holders of shares of CZZ would exchange their shares in CZZ for shares in CSAN and CSAN would become the sole holding company of the Cosan Group. The combined effect of the exchange of shares in CZZ for shares in CSAN and of CSAN becoming the sole holding company of the Cosan Group as part of the proposed transaction is that it will be as if CZZ changed its name to CSAN with no further changes other than certain non-controlling interest amounts.

The Registrant is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the Securities Act, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the non-public submission policy of the Commission for foreign private issuers, the Draft Initial Registration Statement was submitted to the Staff of the Commission in draft, unsigned form and on a confidential basis.

Please contact me at 1-212-450-6095 if you have any questions about this confidential submission.

Sincerely,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Marcelo Eduardo Martins, Chief Financial and Investor Relations Officer of Cosan Limited, Cosan S.A. and Cosan Logística S.A.
Maria Rita de Carvalho Drummond, General Counsel of Cosan Limited, Legal Vice President of Cosan S.A. and Cosan Logística S.A.

Rafael Suzano, Controller, Cosan Limited

Fabian Junqueira Sousa, KPMG Auditores Independentes

Marcos Alexandre Silveira Pupo, Ernst & Young Auditores Independentes S.S.